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                                                                   EXHIBIT 99(c)

                   [First Commercial Bancorp, Inc. Letterhead]

                                            , 1996

Dear Stockholder(s):

         First Commercial Bancorp, Inc. (the "Company") has begun an offering (the "Offering") of up to 50,000,000 shares of its Common Stock, $0.01 par value per share (the "Common Stock"), to holders of record of Common Stock at the close of business on October 6, 1995 (the "Rights Record Date"), pursuant to nontransferable subscription rights ("Stockholder Rights") to subscribe for and purchase shares of Common Stock at a price of $0.10 per share (the "Subscription Price"). Each stockholder will receive Stockholder Rights to purchase 10.695 shares of Common Stock for each share held of record by such stockholder on the Rights Record Date, and the aggregate number of shares of Common Stock issued by the Company to any stockholder on the exercise of Stockholder Rights will be rounded up to the next whole number.

         The Stockholder Rights entitle the holder thereof (the "Rights Holder") to subscribe for and purchase at the Subscription Price 10.695 shares of Common Stock for each share held of record on the Rights Record Date (the "Basic Subscription Privilege"), subject to reduction by the Company under certain circumstances. Any Rights Holder exercising Stockholder Rights in full pursuant to the Basic Subscription Privilege is entitled to subscribe concurrently for and purchase additional shares of Common Stock that are not otherwise subscribed for by all Rights Holders pursuant to the exercise of the Basic Subscription Privilege (the "Oversubscription Privilege"), subject to proration and reduction by the Company under certain circumstances, up to the greater of (a) 1,000,000 additional shares or (b) an additional 10.695 shares for each share held on the Rights Record Date. The number of shares of Common Stock you may purchase pursuant to the Basic Subscription Privilege and the Oversubscription Privilege is printed on the front of your Subscription Right Certificate.

         Stockholder Rights are not transferable and the Company will not record on its books any attempted transfer thereof.

         Enclosed for your review is the Prospectus dated                  ,
1996 (the "Prospectus") and a nontransferable Subscription Right Certificate and related documents concerning the Offering. The Offering will expire at
5:00 p.m., Eastern time, on               , 1996 unless extended by the Company
to a time not later than 5:00 p.m., Eastern time, on                 , 1996.
Stockholder Rights not exercised or sold by such time will expire and become worthless. Any questions or requests for assistance should be directed to Carpenter & Company, the Information Agent for the Offering, at (714) 261-8888.

         The Offering is being made only pursuant to the Prospectus which sets forth detailed information about the Company, First Commercial Bank and the Offering. Please read these enclosed materials carefully.

                                              Sincerely,

/s/                                           /s/
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By:  Manual Perry, Jr.                        By:  Donald W. Williams
CHAIRMAN OF THE BOARD OF DIRECTORS            PRESIDENT